SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2812	RFENYES@STBLAW.COM

February 1, 2010

VIA EDGAR

Re:	Graham Packaging Company Inc. Registration Statement on Form S-1 File No.: 333-163956

Ms. Pamela Long

Mr. Dietrich King

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Long and Mr. King:

On behalf of Graham Packaging Company Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 28, 2010 (the “comment letter”) relating to Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 filed on January 26, 2010 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions and generally updates other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of the Amendment No. 4. The responses and information provided below are based upon information provided to us by the Company.

Securities and Exchange Commission

February 1, 2010

Prospectus Summary, page 1

Recent Developments, page 6

Preliminary Unaudited Results for the Year Ended December 31, 2009, page 6

1.	Please help us better understand your reconciliation between Adjusted EBITDA and operating income by addressing the following:

•

It is not clear why you are adding back the gain on debt extinguishment of $9 million to operating income to arrive at Adjusted EBITDA. Specifically, it is not clear why you would be adding rather than subtracting a gain. Please advise;

•

Your disclosures indicate that you may be including the gain on debt extinguishment in your determination of operating income. If so, please help us understand how you determined this was appropriate; and

•

Your disclosures on page 11 indicate that you have determined that (loss) income from continuing operations is the most directly comparable financial measure calculated and presented in accordance with GAAP. It is not clear why you have reconciled Adjusted EBITDA to operating income instead of to (loss) income from continuing operations. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please advise or revise as necessary.

Subsequent to the filing of Amendment No. 3, the Company has made further progress in the preparation of its financial statements as of and for the year ended December 31, 2009. As a result, some additional preliminary numbers have become available and the Company is now able to reconcile Adjusted EBITDA to income from continuing operations. Additionally, the Company has also revised the caption “gain on debt extinguishment” to be “loss on debt extinguishment, net,” to clarify that the disclosed $9 million gain is actually a loss. Please note that gain or loss on debt extinguishment is not included in the Company’s determination of operating income, but it is included in its determination of income from continuing operations. Please also note that the estimated amount of $460 million of Adjusted EBITDA, as previously disclosed, remains the same. As indicated in both Amendment No. 3 and Amendment No. 4, the disclosures are based on preliminary internal financial reports and are subject to change. The revised disclosure appears on page 6 of the Amendment No. 4.

Exhibit 5.1

2.	Please have counsel revise the fourth paragraph of its opinion in the following respects:

•

Please delete clause (1)(a), which provides “when the Board of Directors of the Company (the “Board”) has taken all necessary corporate action to authorize and approve the issuance of the Shares.” In view of the pricing-related

Securities and Exchange Commission

February 1, 2010

provisions in clause (1)(b), it is unclear what additional action by the Board would be necessary.

•

Please delete the assumption in clause (2), which provides “upon payment and delivery in accordance with the underwriting agreement approved by the Pricing Committee and the Selling Stockholders.” The opinion in clause (2) should cover the issuance of securities by the registrant to the Selling Stockholders; it does not cover the resale of those securities by the Selling Stockholders to the underwriters in accordance with the underwriting agreement. As a result, this assumption does not appear to be applicable.

•

Please revise the tense of the opinion in clause (2) to provide that the Selling Stockholders Shares are validly issued, fully paid and nonassessable. As the opinion in clause (2) covers the issuance of securities by the registrant to the Selling Stockholders, those securities should be outstanding when the registration statement is declared effective.

Simpson Thacher & Bartlett LLP has deleted clause (1)(a) of the fourth paragraph of Exhibit 5.1 and has revised clause (2) of the fourth paragraph of Exhibit 5.1 to specify the steps that will need to occur immediately prior to all of the Selling Stockholders Shares being validly issued, fully paid and nonassesable.

Currently, certain selling stockholders hold partnership interests in Graham Packaging Holdings Company (“Holdings”). Contemporaneous with the closing of the offering to which the Registration Statement relates (the “Offering”), (i) there will be a 1,465.4874-for-one split for the shares of the Company’s common stock, par value $0.01 (the “Common Stock”) and a 3,781.4427-for-one split for the partnership units in Holdings; and (ii) certain selling stockholders will exchange partnership units in Holdings for shares of the Company’s Common Stock on a one-for-one basis. As a result, certain selling stockholders will not be issued shares of Common Stock unless and until immediately prior to the consummation of the Offering.

*   *   *   *   *   *   *

Securities and Exchange Commission

February 1, 2010

Please note that we have included certain changes to the Amendment No. 4 other than those in response to the Staff’s comments.

Please call me (212-455-2812) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes